UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Absa Final Results Released dated 20 February 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 20, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date:  February 20, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                                  BARCLAYS PLC

                                                              20th February 2007

Shareholders are advised that Absa Group Limited ("Absa"), in which Barclays PLC has a shareholding of over 56%, today issued an announcement of its audited financial results for the year ended 31st December 2006. For further details please refer to Absa's website, www.absa.co.za.

                                     -ENDS-

For further information, please contact:

Barclays PLC

Investor Relations                    Media Relations
Mark Merson/James S Johnson           Jason Nisse/Alistair Smith
+44 (0)20 7116 5752/2927              +44 (0)20 7116 6223/6132


Shareholders should note that the content and presentation of the results of Absa Group Limited reported today differ from those results as consolidated into the results of Barclays PLC because of the following:


   - changes in the Rand/Sterling exchange rate;
   - adjustments for the amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests;
   - Absa Capital's results are reported by Barclays within Barclays Capital and the remainder of the results of Absa Group Limited are reported by Barclays within International Retail and Commercial Banking.